PETER D. LOWENSTEIN
                                 ATTORNEY AT LAW
                              TWO SOUND VIEW DRIVE
                          GREENWICH, CONNECTICUT 06830
                                  203 622-3932
                                FAX 203 622-0321

                                    BY EDGAR

                                                              April 24, 2006

Mr. Vince Di Stefano
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

            Re:   Value Line Premier Growth Fund, Inc.
                  File Nos. 2-12663; 811-719

Dear Mr. Di Stefano:

      This letter is in response to the comments that you recently communicated to me by telephone regarding the above-named registrant.

                  1. Under "What are the Fund's main investment strategies?" on page 2 and under "Principal Investment Strategies" on page 7 the following sentence has been inserted: "The Fund may invest in small, mid or large capitalization companies, including foreign companies."

                  2. Under "What are the main risks of investing in the Fund on page 2, the following has been added:

                              "Investing in smaller or newer companies involves the risk that these companies may have less capital, a shorter history of operations and less experienced management than larger more established companies. In addition, securities of smaller or newer companies may have more limited trading markets than the markets for securities of larger more established companies, and may be subject to wide price fluctuations. Investment in such companies tend to be more volatile and somewhat more speculative."

                              "Investing in foreign companies may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced to the extent the Fund invests in issuers in countries with emerging markets or if the Fund invests significantly in one country. These risks may include: less information about foreign companies may be available due to less rigorous disclosure or accounting standards or regulatory practices; adverse effect of currency exchange rates or controls on the value of the Fund's investment; the economies of foreign countries may grow at slower rates than expected or may experience a downturn or recession."

                  3. The second paragraph above (concerning investment in foreign companies) has also been added under the principal risks section on page 8.

            In connection with this response, the registrant acknowledges that

                  A. The registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

                  B. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

                  C. The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Very truly yours,


                                                Peter D. Lowenstein
                                                Legal Counsel

PDL:psp